SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
12010 Sunset Hills Road
Reston, Virginia 20190

December 3, 2018

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Science Applications International Corporation
Registration Statement on Form S-4, as amended (File No. 333-227884)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant, Science Applications International Corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement on Form S-4 (File No. 333-227884) (as amended, the “Registration Statement”) be declared effective as of 4:00 p.m., Eastern time, on December 4, 2018, or as soon thereafter as is practicable.

The Registrant hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Lawrence Bard of Morrison & Foerster LLP, special counsel to the Registrant, at (703) 760-7798 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request. We appreciate your assistance and cooperation in this matter.

Sincerely,

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

By:	/s/ Steven G. Mahon
Steven G. Mahon
Executive Vice President, General Counsel, & Corporate Secretary

cc:	Lawrence Bard
Morrison & Foerster LLP